Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: DECEMBER 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: December 20, 2005	/s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

Petro-Canada To Sell Mature Syrian Production for $676 Million Cdn*

Exhibit 1

For immediate release

December 20, 2005

Petro-Canada To Sell Mature Syrian Production For $676 Million Cdn*

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta – Petro-Canada has reached an agreement to sell the company holding its producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation (ONGC) Limited and the China National Petroleum Corporation (CNPC) for €484 million ($676 million Cdn*), before adjustments.  The sale is retroactive to July 1, 2005 and is expected to close in early 2006, subject to Syrian government consent.

“The sale of these mature assets aligns with our strategy to increase the proportion of long-life and operated assets within our portfolio,” said Peter Kallos, Executive Vice-President, International.  “Syria remains an important part of our North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.”

As part of its ongoing portfolio management, Petro-Canada initiated a review of this portion of its production portfolio early in 2005.  The company decided to put these mature, non-operated assets up for sale.  Substantial interest was shown in the assets, with several companies visiting the London data rooms and submitting offers.  Final bids were received in mid-November.  Harrison Lovegrove and Co. Limited advised Petro-Canada in this transaction.

The assets are operated by the Al Furat Petroleum Company, a company owned by the Syrian Petroleum Company, Syria Shell Petroleum Development B.V. (Shell) and Petro-Canada.  Petro-Canada interests being divested include:

•

37.5% interest in the Deir Ez Zor Service Contract and its associated annexes

•

33.3% interest in the Ash Sham Contract and its associated annexes

•

36.0% interest in the Gas Utilization Agreement

•

associated interests in the deep and lateral agreement.

The remaining interests in these contracts are held by Shell.

These interests represent about 58,000 barrels of oil equivalent (boe) per day (before royalties) in Petro-Canada’s forecasted 2006 production.  Approximately $50 million in capital was to have been directed to these assets within the 2006 capital budget.  From a reserves perspective, these interests account for 66.3 million boe of proved reserves (before royalties) or 24.2 million boe of proved reserves (after royalties) as at December 31, 2004.  During the first six months of 2005, these assets produced 13.1 million boe (before royalties) or 4.0 million boe (after royalties).

“While these assets contribute significant volume, they represent less than 4% of Petro-Canada’s consolidated earnings from operations,” said Kallos.

The company expects to book an after-tax gain on the sale.  The exact amount of the gain will be determined upon closing of the sale.  Subject to business conditions and opportunities, Petro-Canada expects to use the majority of the proceeds from the sale to buy back shares within its ongoing Normal Course Issuer Bid program.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

ONGC Limited is India's largest corporation by market capitalization.  ONGC Videsh Limited (OVL), a wholly owned subsidiary of ONGC, is the second largest exploration and production company in India.  OVL has a mandate to accrete overseas reserves and bring the reserve replacement ratio of ONGC close to 1.

CNPC is one of the world's leading integrated energy companies.  It is a state holding company whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply.

*Canadian dollar currency translation as at December 19, 2005.

For more information please contact:

Media and general inquiries:
Michelle Harries	Rosemary Drummond
Corporate Communications	Corporate Communications
Petro-Canada (Calgary)	Petro-Canada (London)
Tel: 403 296 3648	Tel: 44 (0) 20 7105 6530

Investor and analyst inquiries:
Gord Ritchie
Investor Relations
Petro-Canada (Calgary)
Tel: 403 296 7691

LEGAL NOTICE – FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.  Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable” or "potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.